July 21, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Larry Spirge

Re:	Integrated Media Technology Limited Draft Registration Statement on Form 20-F Submitted November 3, 2016 CIK No. 0001668438

Dear Mr. Larry Spirge,

We refer to Integrated Media Technology Limited (the “Company” or “IMT”) Form 20-F filed on November 3, 2016.

Today, we have submitted Form 20-F Amendment No. 4 which updates the consent from our independent registered public accounting firm. For your easy reference we have attached herewith the mark up changes.

On behalf of the Board,

Yours sincerely

/S/ Dr. Herbert Ying Chiu Lee

Dr. Herbert Ying Chiu Lee

Director

Level 7, 420 King William Street, Adelaide SA 5000, Australia	Page 1 of 1
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 4)

(Mark One)

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number [        ]

Integrated Media Technology Limited

(Formerly known as China Integrated Media Corporation Limited)

(Exact name of Registrant as specified in its charter

and translation of Registrant’s name into English)

Australia

(Jurisdiction of incorporation or organization)

Mr. Con Unerkov, Non-executive Director

Level 7, 420 King William Street, Adelaide, SA 5000, Australia

Phone +61 8 7324 6018 Fax:+61 8 8312 0248

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered or to be registered
Ordinary Shares	The NASDAQ Capital Market

EXPLANATORY NOTE

This Amendment No. 4 (Amendment No. 4) to Integrated Media Technology Limited’s registration statement Form 20-F hereby incorporates the update of the Consent Letter from the reporting accountants in Exhibit 15.1. This Form 20-F registration statement was originally filed with the Securities Exchange Commission (“SEC”) on March 6, 2017 when we release the draft Form 20-F registration statement on the SEC website and the updated Consent Letter from the reporting accountants in Exhibit 15.1. We further submitted Amendment No. 1 on the SEC website on April 5, 2017 to incorporate the latest audited consolidated financial statements of the Company for the year ended December 31, 2016 in removing the comparative balances for the year ended December 31, 2013. We then submitted Amendment No. 2 on the SEC website on April 19, 2017 to incorporate i) additional disclosure on Other Operating Expenses in Item 5 and in Note 8 to the financial statements, ii) additional disclosures on Trade and Other Accounts Receivables in Item 5 and in the Note 13 to the financial statements, iii) updated the credit risk exposure section of Note 29(f) of the financial statements iv) updated Consent Letter from the reporting accountants in Exhibit 15.1 and v) updated the Explanatory Note to remove qualifications. We further submitted Amendment No. 3 on SEC website on May 8, 2017 to incorporate the reverse share split of 1 for 30 of our Company's shares on May 2, 2017.

INTRODUCTION

Integrated Media Technology Limited was incorporated under the laws of the Commonwealth of Australia on August 8, 2008. The principal listing of our ordinary shares and to purchase our ordinary shares is the Australian Securities Exchange, or ASX. We are filing this registration statement on Form 20-F in anticipation of the listing of common stock on the NASDAQ Capital Market under the symbol “IMTE”. We will appoint an agent to act as our share registrar and transfer agent to register and deliver our ordinary shares in the United States for the Nasdaq Stock Market. As used in this registration statement, the terms “we,” “us,” “our”, “IMT”, and the “Company” mean Integrated Media Technology Limited and its subsidiaries, unless otherwise indicated.

Our consolidated financial statements appearing in this registration statement on Form 20-F are prepared in Australian dollars and in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our consolidated financial statements appearing in this registration statement on Form 20-F comply with both the IFRS and Australian equivalents to IFRS, or A-IFRS. Compliance with Australian Accounting Standards ensures that the financial statements and notes also comply with IFRS.

In this registration statement, all references to “U.S. dollars” or “US$” are to the currency of the United States of America, and all references to “Australian dollars” or “A$” are to the currency of Australia.

Statements made in this registration statement on Form 20-F concerning the contents of any contract, agreement or other documents are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this registration statement or to any registration statement or annual report that we previously filed, you may read the document itself for a complete description of its terms.

Except for the historical information contained in this registration statement on Form 20-F, the statements contained in this registration statement on Form 20-F are “forward-looking statements” which reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” and similar expressions are intended to identify forward-looking statements. We remind investors that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. Please see the Risk Factors section that appears in “Item 3. Key Information – D. Risk Factors.”

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this registration statement:

Exhibit	Description

1.1^	Constitution of Registrant
4.1^	Share Sale and Purchase Agreement for the purchase of 100% in Marvel Digital Limited between Marvel Finance Limited and IMT dated May 14, 2015
4.2^	Share Sale and Purchase Agreement for the purchase of 100% in Conco International Co. Limited between Jeffrey Chang Ming-Yih and IMT dated December 22, 2014
4.3^	Shareholder Agreement between Conco International Co., Limited and Kaijuyuan Technology Co., Limited to establish a joint venture company (now known as Global Vantage Audio Limited) dated May 8, 2015
4.4^	Consulting Agreement between IMT and BDO Partnership SA Pty Limited for the provision of Company Secretarial services dated November 6, 2015
4.5^	Directors agreement between IMT and Dr. Man Chung Chan dated January 1, 2016
4.6^	Directors agreement between IMT and Dr. Chang Yuen Chan dated March 22, 2016
4.7^	Directors agreement between IMT and Wilton Timothy Carr Ingram dated April 28, 2016
4.8^	Directors agreement between IMT and Con Unerkov dated April 28, 2016
4.9^	Employment agreement between IMT and Dr. Herbert Ying Chiu Lee dated January 1, 2016
8.1^	List of subsidiaries
15.1*	Consent of Independent Registered Public Accounting Firm
15.2^	Consent of Frost & Sullivan

^	Incorporated by reference on Form 20-F A/3 submitted on May 8, 2017.
*	Incorporated herein.

88

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Integrated Media Technology Limited

/s/ Herbert Ying Chiu Lee
By: Herbert Ying Chiu Lee Title: Chief Executive Officer

Date: July 21, 2017

Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement pursuant to Section 12(b) of the Securities Exchange Act of 1934, of our report dated March 31, 2017, relating to the consolidated financial statements of Integrated Media Technology Limited (Formerly China Integrated Media Corporation Limited) as at December 31, 2016 and 2015, and for each of the three years in the period ended December 31, 2016, appearing on the Amendment No.4 to this Form 20-F.

/s/ HKCMCPA Company Limited

CERTIFIED PUBLIC ACCOUNTANTS

Hong Kong

July 21, 2017

15th Floor, Aubin House, 171-172 Gloucester Road, Wan Chai, Hong Kong
Tel: (852) 2573 2296 Fax: (852) 3015 3860	http://www.hkcmcpa.us